Exhibit 17.1

January 27, 2014

VIA E MAIL ONLY

Board of Directors
Valley High Mining Company

Gentlemen:

I hereby resign all of my positions as an officer and a director of Valley High Mining Company (the "Company"), effective immediately.

This resignation is not the result of a disagreement with management regarding the operations, policies or practices of the Company.

Sincerely yours,

/s/ Andrew Telsey
Andrew Telsey